

Mail Stop 3720

October 15, 2009

Mr. Steven M. Blondy
Chief Financial Officer
Dex Media West LLC
1001 Winstead Drive
Cary, N.C. 27513

> **RE: Dex Media West LLC**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 333-112694**

Dear Mr. Blondy:

We have reviewed your supplemental response letter dated September 29, 2009 and August 31, 2009 as well as your filing and have the following comments. As noted in our comment letter dated August 11, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

Identifiable Intangible Assets and Goodwill, page F-11

1.   We note your response to comment 2 from our letter dated September 15, 2009. However your response is still unclear regarding the reporting unit used to test goodwill for DEX Media West, LLC. Please confirm if true that you, DEX Media West, LLC, are the reporting unit used to test goodwill for impairment. In addition, please confirm if true that you test DEX Media West, LLC using a discounted cash flow model.

2.   We note your response to comment 4 from our letter dated September 15, 2009. However, your response seems to contradict your August 31, 2009 response. We also note per page F-15 of R.H. Donnelley's Form 10-K for the period ending December 31, 2008, they have the following disclosure, "based on this evaluation, the remaining useful lives of our directory services agreements with Qwest, AT&T and Embarq (noted below) will be reduced to 33 years effective January 1,

2009 in order to better reflect the period these intangible assets are expected to contribute to our future cash flow." If you determined useful lives on each individual asset basis, tell us why directory service agreements (DSA's) for the AT&T and Embarq yellow pages have the exact same useful lives as the Qwest DSA's.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202)551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director